CYCLACEL PHARMACEUTICALS, INC.
200 Connell Drive, Suite 1500
Berkeley Heights, NJ 07922
(908) 517-7330
June 11, 2010
Via EDGAR and by Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention of: Bryan Pitko, Esq.

Re:	Cyclacel Pharmaceuticals, Inc. Post-effective Amendment No. 1 to Form S-3 on Form S-1 Filed on May 27, 2010 File Number 333-147997
Ladies and Gentlemen:
With reference to your letter dated June 9, 2010, and pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Cyclacel Pharmaceuticals, Inc. (the “Registrant”), hereby requests that the above captioned Post-effective Amendment No. 1 to Form S-3 on Form S-1 filed on May 27, 2010 (the “Filing”) be withdrawn as of the date hereof or as soon thereafter as practicable.
The Registrant is withdrawing the Filing at the request of the Securities and Exchange Commission pursuant to its letter to the Company dated June 9, 2010.
No securities were sold pursuant to the Filing.
The Company requests in accordance with Rule 457(p) promulgated under the Securities Act that all fees paid to the Securities and Exchange Commission (the “Commission”) in connection with the filing of the Registration Statement be credited for use in connection with a Registration Statement on Form S-1 being filed by the Company on the date hereof covering the securities that were the subject of the Filing.
It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted. If any further information is required in connection with this matter, please contact Todd E. Mason at (212) 935-3000.

Very truly yours, CYCLACEL PHARMACEUTICALS, INC.
By:	/s/ Paul McBaron
Paul McBarron
Chief Operating Officer, Chief Financial Officer and Executive Vice President, Finance